Amended and Restated Appendix B

to the Sub-Advisory Agreement dated October 18, 2017

Sub-Advisory Fee:

The following percentage[s] of the average daily net assets of the Fund:

0.60% on that portion of the Fund’s assets managed by the Sub-Advisor (the Portfolio, as defined in Section 1(a) above).

Agreed and accepted this 19th day of July, 2018.

VIVALDI ASSET MANAGEMENT, LLC

Name:
Title:

ANGEL OAK CAPITAL ADVISORS, LLC

Name:
Title: